
July 29, 2022

Christopher Stewart
Chief Financial Officer
Bionano Genomics, Inc.
9540 Towne Centre Drive
Suite 100
San Diego, CA 92121

> **Re: Bionano Genomics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38613**

Dear Mr. Stewart:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences